SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Shareholders Announcement" dated on November 26, 2007.

-- Converted by SECPublisher 3.1.0.1, created by BCL Technologies Inc., for SEC Filing

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Shareholders Announcement
November 26, 2007 (1 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 26, 2007) – Telecomunicações de São Paulo S.A. –TELESP (NYSE:TSP; BOVESPA: TLPP), hereby informs that, on November 23, 2007, was held the extraordinary general meeting that, between other subjects, homologated the celebration of the Private Instrument of Convergence Agreement, Purchase and Sell of Business, Assets, Shares and Others covenants (“Agreement”), between Telesp and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as consenting intervenient the societies Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda. (“Abril”), as provided on October 29, 2006, as a consequence of the purchase of the control stake of Navytree Participações S.A., according to the relevant fact published on November 07, 2007 (“Purchase”), and the operation conclusion is depending on the accomplishment of the previously determined conditions in the mentioned agreement.

1. Right of withdrawal. The shareholders of Telesp’s common and preferred shares that disagree with the Purchase approbation, will have the right of withdrawal through the shares refund limited to those holders registered on November 07, 2007, by the amount of R$22.74 (twenty and two reais and seventy four cents) per share, fixed according to the Company’s Equity value on September 30, 2007.

2. Closing date to execute the right. Considering the publication, on November 27, 2007 (in the Official Gazette of the State of Sao Paulo and in the Gazeta Mercantil), the minutes of the extraordinary general meeting approved the Purchase, the right of withdraw could be exerted by the shareholders mentioned in the previous topic 1 that disagree with the subject, from November 28, 2007 to December 27, 2007.

3. Form, the habilitation conditions. For the shareholders that decide to execute the right of withdraw, it is important to highlight that it will not be allowed the partial execution of the mentioned right.

The trade of Telesp’s shares will not be interrupted in the stock market.

The payment to the shareholders that execute the right of withdrawal, will be done as of January 07, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 27, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director